Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

04 MAR 30 AM 7:21

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	Phone: Fax:	1 202 94 22 990 1 202 94 29 624
From:	Andrzej K[illegible]) Director[illegible] and Inve[illegible]	Phone:	(48 76) 847 82 31
Company:	KGHM P[illegible]	Fax:	(48 76) 847 82 05
E-mail:			
Date:	29 March 2004	No of sheets:	1

04010962

SUPPL

Current report 12/2004

The Management Board of KGHM Polska Miedź S.A. announces that the Supervisory Board of the Company, at its meeting of 29 March 2004, has recalled from the Management Board:

1. Stanisław Speczik as President of the Management Board,
2. Grzegorz Kubacki as Vice President of the Management Board, and
3. Tadeusz Szeląg as Vice President of the Management Board.

The Supervisory Board of KGHM Polska Miedź S.A. has decided that the Management Board of KGHM Polska Miedź S.A. shall be comprised of five Members, including the President of the Management Board, the Ist Vice President of the Management Board and three Vice Presidents of the Management Board.

Simultaneously, the Supervisory Board of KGHM Polska Miedź S.A. on 29 March 2004 appointed the following persons to the Management Board:

1. Wiktor Błądek as President of the Management Board,
2. Andrzej Kowalczyk as Vice President of the Management Board,
3. Andrzej Krug as Vice President of the Management Board, and
4. Marek Szczerbiak as Vice President of the Management Board.

PROCESSED
MAR 30 2004
THOMSON FINANCIAL

Jarosław Andrzej Szczepek, until today a Vice President of the Management Board, has been appointed as Ist Vice President of the Management Board.

The Company will provide information regarding the newly-appointed Members of the Management Board, as required by the Decree of the Council of Ministers dated 16 October 2001 as regards current and periodic information provided by issuers of securities, at a later date in the form of an individual current report.

Legal basis:
(§5, section 1, point 30 and point 31 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

3/30

WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
From:	Andrzej Kowalczyk (contact name) Director, Ownership Supervision and Investor Relations	*Phone:*	*(48 76) 847 82 31*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	29 March 2004	*No of sheets:*	*1*

Current report 13/2004

The Management Board of KGHM Polska Miedź S.A. announces that on 29 March 2004, the Supervisory Board of KGHM Polska Miedź S.A., in accordance with its sphere of competance arising from the Statutes of the Company and pursuant to the Corporate Governance Principles approved by the Company, has selected the firm of PricewaterhouseCoopers sp. z o.o. with its registered head office in Warsaw, Al. Armii Ludowej 14, registered as number 144 in the list of entities entitled to audit financial statements, to review the half-year financial statements and to audit the annual financial statements, unconsolidated and consolidated, for the years 2004-2006.

PricewaterhouseCoopers sp. z o.o. has performed the following services for KGHM Polska Miedź S.A.:

1) tax consultancy, and
2) review of the procedures relating to the procurement and circulation of documents.

Legal basis:
(§5, section 1, point 28 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)